SECURITI 15026358 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockport Ventures Securities LL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Van Duyne, Bruno & Co. PA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22/15

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2014

ROCKPORT VENTURE SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2014

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member
of Rockport Venture Securities, LLC

We have audited the accompanying financial statements of Rockport Venture Securities, LLC (a Delaware Single Member LLC), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockport Venture Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Report on Other Legal and Regulatory Requirements

The accompanying supplemental information including the Statement of Net Capital Pursuant to SEC Rule 15c3-1, Statement of Reserve Requirements Pursuant to SEC Rule 15c3-3, and the Firm Exemption Report have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 23, 2015

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current assets	
Cash and cash equivalents	$ 67,872
Accounts receivable	4,670
Prepaid expenses	3,001
Total current assets	75,543
Property and equipment	
Computer equipment	32,003
Furniture and fixtures	15,807
	47,810
Less: accumulated depreciation	(38,113)
Net property and equipment	9,697
Total assets	$ 85,240

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 4,690
Accrued expenses	5,500
Total liabilities	10,190
Member's equity	
Member's equity	75,050
Total member's equity	75,050
Total liabilities and member's equity	$ 85,240

See notes to the financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2014

Revenue	
Fee income	$ 303,823
Operating expenses	
Bank fees	816
Charitable contributions	3,020
Consulting fees	67,325
Depreciation	1,827
Donations	120
Dues and subscriptions	1,397
Employee benefits	1,916
FINRA fees	5,357
Meals and entertainment	11,195
Office supplies	1,753
Payments to member	180,698
Postage	90
Professional fees	11,849
Rent	6,600
Repairs and maintenance	125
Telecommunications	15,239
Travel	26,844
Total operating expenses	336,168
Loss from operations	(32,345)
Other income	
Realized gain on marketable securities	113,948
Other income, net	113,948
Income before income tax	81,603
Income taxes - state	2,641
Net income	$ 78,962

See notes to the financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2014

	Total
Balance at beginning of year - January 1, 2014	$ 173,389
Member's draws	(177,301)
Net income - December 31, 2014	78,962
Member's equity - December 31, 2014	$ 75,050

See notes to the financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net income	$ 78,962
Adjustments to reconcile net income to net cash flows used in operating activities	
Realized gain on marketable securities	(113,948)
Depreciation	1,827
Changes in operating assets and liabilites:	
Decrease in accounts receivable	22,520
Increase in prepaid expenses	(913)
Decrease in accrued expenses	(1,000)
Net cash used in operating activities	(12,552)
Cash Flows From Investing Activities	
Purchase of furniture and equipment	(5,968)
Sale of investments	173,920
Net cash provided by investing activities	167,952
Net cash flows from financing activities	
Member's draws	(177,301)
Net cash flows used in financing activities	(177,301)
Net decrease in cash	(21,900)
Cash at January 1, 2014	89,772
Cash at December 31, 2014	$ 67,872
Supplemental disclosures	
Cash paid during the year for income taxes	$ 2,641

See notes to the financial statements.

ROCKPORT VENTURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies

Nature of operations

The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Marketable securities

The Company accounts for marketable securities in accordance with U.S. generally accepted accounting principles which require that investments in marketable equity securities be designated as trading, available-for-sale or held-to-maturity. Trading securities are reported at fair value, with changes in fair value included in earnings. Available for sale securities are reported at fair value, with net unrealized gains and losses included in "other comprehensive income", a component of "accumulated other comprehensive income" which is a separate part of member's equity. Held-to-maturity debt securities are reported at amortized cost.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable have been reviewed by management and it has been determined that there is no requirement for an allowance for doubtful accounts receivable at December 31, 2014.

Note 1 – Summary of Significant Accounting Policies (continued)

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Income taxes

The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual income taxes on their proportionate share of the Company's taxable income. In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Financial instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses. The recorded values of cash and cash equivalents and accrued expenses approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Note 1 – Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Placement fees are recognized on a trade date basis..

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

The marketable securities held at December 31, 2014 are classified as Level 1.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 – Prepaid Expenses

Prepaid expenses at December 31, 2014are summarized as follows:

	2014
Prepaid FINRA fees	$ 3,001

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 20134. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2014:

	Cost	Fair Value
Public equities, small cap	$ 0	$ 0

Trading securities consist of marketable equity securities, which are held for an indefinite period, and are carried at fair value. Realized holding gains on such securities amounted to $113,948 at December 31, 2014.

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $1,827 for December 31, 2014, as shown on the statement of income.

Note 6 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 7 – Commitments

The Company leases office space in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remains the same, as based on the lease agreement.

Rent expense amounted to $6,600 for the year ended December 31, 2014, as shown on the statement of income.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $67,379 which exceeded its required net capital by $62,379.

Note 9 - Recent accounting pronouncements

ASU 2014-15 Presentation of Financial Statements – Going Concern (Subtopic 205-40) - Currently there is no guidance in GAAP about management's responsibility to evaluate where there is a substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date of the financial statements are issued (or available to be issued).
The amendments in this update are effective for the annual period ending after December 15, 2016.

ASU 2014-02 Intangibles – Goodwill and Other (Topic 350) – The amendments in this Update allow an accounting alternative for the subsequent measure of goodwill. An entity with the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. If elected, the effective date is annual periods beginning after December 15, 2014. The Company is not anticipating the adoption of this ASU.

Note 9 - Recent accounting pronouncements (continued)

ASU 2014-09 Revenue from Contracts with Customers (Topic 606) - Revenue is an important number to users of financial statements in assessing an entity's financial performance and position. However, previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting (IFRS), and both sets of requirements were in need of improvement.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
To achieve that core principle, an entity should apply the following steps:
Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.
New Accounting Pronouncements and Policies – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Financial Statements.

ASU 2014-07 Consolidation (Topic 810) (Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements – The amendments permit a private company lessee (the reporting entity) to elect an alternative not to apply VIE guidance to a lessor entity if (a) the private company lessee and the lessor entity are under common control, (b) the private company lessee has a lease arrangement with the lessor entity, (c) substantially all of the activities between the private company lessee and the lessor entity are related to leasing activities (including supporting leasing activities) between those two entities, and (d) if the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the private company, then the principle amount of the obligation at inception of such guarantee or collateral arrangements does not exceed the value of the asset leased by the private company from the lessor entity.

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and early application is permitted.

Note 10 – Retirement Plan

The Company sponsors a Simplified Employee Pension (SEP) Plan. Employer contributions to the Plan are at the Company's discretion. There were no contributions to the Plan for the year ended December 31, 2014.

Note 11 – Major Customers

For the year ended December 31, 2014, fee income from four customers amounted to approximately $273,000.

Note 12 – Subsequent Events

Management has evaluated subsequent events through February 23, 2015, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

ROCKPORT VENTURE SECURITIES, LLC
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2014

Net capital, member's equity		$	75,050
Less nonallowable assets			7,671
Net capital			67,379
Aggregate indebtedness			10,190
Computed minimum net capital required (6.67% of aggregate indebtedness)			680
Minimum net capital required (under SEC Rule 15c3-1)			5,000
Excess net capital ($67,379 - $5,000)			62,379
Percent of aggregate indebtedness to net capital	$ 10,190 $ 67,379		15%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

See independent auditor's report.

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

Exemption Report

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Rockport Venture Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rockport Venture Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and (2) Rockport Venture Securities, LLC stated that Rockport Venture Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rockport Venture Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rockport Venture Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 23, 2015

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

ROCKPORT VENTURE SECURITIES

EXEMPTION REPORT

Rockport Venture Securities, LLC ("The Firm"), to the best knowledge and belief, claim to meet the exemption requirements under Rule 15c3-3 of the Securities and Exchange Commission;

i) That the Firm has met the exemption under section K(2)ii, Who, as introducing broker or dealer, clears all transactions with and or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

ii) That the Firm met the identified exemption provisions in Section 240.15c3-3(k)ii throughout the most recent fiscal year without exception.

Signed: *Date:*

Mark Bosland
Managing Member

215 Morris Avenue, suite 7, Spring Lake, NJ 07762 (732) 359-7109